Exhibit 99.23(d)(ii)

LORING WARD ADVISOR SERVICES
A division of LWI Financial Inc.

February 23, 2007	3055 Olin Avenue, Suite 2000
San Jose, CA 95128

Tel: 408 260-3100
Fax: 408 247-1108
Toll Free: 1-800-366-7266

www.loringward.com

Board of Trustees

SA Funds – Investment Trust

3055 Olin Avenue

Suite 2000

San Jose, CA 95128

Dear Gentlemen:

Each fund listed on Schedule A (each, a “Fund”) is a series of SA Funds - Investment Trust, a Delaware statutory trust (the “Trust”). The Trust, on behalf of each Fund, has entered into an investment advisory and administrative services agreement with LWI Financial Inc. (“LWI”) whereby LWI provides investment advisory and administrative services to each Fund (the “Advisory Agreement”).

We hereby agree with respect to each Fund, for so long as this agreement is in effect, to waive the fees payable to us under the Advisory Agreement with respect to the Fund or to reimburse the operating expenses allocable to the Fund, to the extent that the Fund’s operating expenses (excluding interest, taxes, brokerage commissions and extraordinary expenses) (“Operating Expenses”) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of such Fund. With respect to the SA International Small Company Fund, Operating Expenses shall not include the expenses of any mutual fund in which the Fund may invest directly or indirectly. All amounts waived or reimbursed may be subject to recapture pursuant to the terms of the Advisory Agreement.

These foregoing expense limitations, effective April 1, 2007, will replace in their entirety the limitations set forth in the letter agreement between us dated December 5, 2005 and will remain in effect until July 15, 2009 for each Fund other than the SA U.S. Fixed Income Fund, SA Emerging Markets Fund, and SA Real Estate Securities Fund for which this agreement will remain in effect until February 28, 2017. This agreement may only be amended or terminated with the approval of the Trust’s Board of Trustees.

This agreement is subject to the terms and conditions of the Advisory Agreement and shall be governed by, and construed and enforced in accordance with the laws of the State of California, except insofar as federal laws and regulations are controlling.

Securities offered through Loring Ward Securities Inc., member NASD/SIPC

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,
LWI FINANCIAL INC.

By:	/s/ Robert P. Herrmann
Robert P. Herrmann, President

The foregoing agreement is hereby
accepted as of February 23, 2007:

SA FUNDS - INVESTMENT TRUST

   on behalf of each Fund listed in Schedule A to this Agreement

By:	/s/ Steven K. McGinnis
Steven K. McGinnis, Vice President

SCHEDULE A

Fund Name	Fee Cap

SA Fixed Income Fund	0.85%

SA U.S. Market Fund	1.00%

SA U.S. HBtM Fund	1.05%

SA U.S. Small Company Fund	1.20%

SA International HBtM Fund	1.45%

SA International Small Company Fund	1.10%

SA U.S. Fixed Income Fund	0.65%

SA Real Estate Securities Fund	1.00%

SA Emerging Markets Fund	1.45%